[redacted]

10026841

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15561

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Federated Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Federated Investors Tower 1001 Liberty Avenue
(No. and Street)

Pittsburgh (City) PA (State) 15222-3779 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lori A. Hensler 412-288-1277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place (Address) Pittsburgh (City) PA (State) 15222 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 4 2010
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lori A. Hensler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Federated Securities Corp., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Deanna L. Marley, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires June 14, 2012
Member, Pennsylvania Association of Notaries

Notary Public

Signature

Assistant Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Federated Securities Corp.

Year ended December 31, 2009
with Report and Supplementary Report of Independent Registered Public Accounting Firm

FEDERATED SECURITIES CORP.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
YEAR ENDED DECEMBER 31, 2009

Contents

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors of
Federated Securities Corp.

We have audited the accompanying statement of financial condition of Federated Securities Corp. (the Broker/Dealer) as of December 31, 2009, and the related statement of operations, changes in subordinated borrowings, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Broker/Dealer's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Broker/Dealer's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Broker/Dealer's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federated Securities Corp. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 19, 2010

FEDERATED SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
(dollars in thousands, except per share data)

Current assets:		
Cash equivalents	$	822
Accounts receivable		928
Receivable from affiliates, net		13,457
Prepaid expenses		728
Other current assets		139
Total current assets		16,074
Long-term assets:		
Goodwill		1,831
Long-term deferred tax asset, net		388
Property and equipment, net		21
Total long-term assets		2,240
Total assets	$	18,314
Liabilities:		
Total liabilities	$	0
Shareholder's Equity:		
Capital stock, par value $1.00 per share- 50,000 shares authorized, 17,275 shares issued and outstanding		17
Additional paid-in capital		14,072
Retained earnings		4,225
Total shareholder's equity		18,314
Total liabilities and shareholder's equity	$	18,314

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009
(dollars in thousands)

Revenue:		
Service fees, net	$	125,413
Commission income		2,649
Other income		23
Total revenue		128,085
Operating Expenses:		
Marketing and distribution		106,447
Compensation and related		57,878
Advertising and promotional		7,899
Other		15,818
Expense reimbursement, net of charges, from affiliated companies		(60,737)
Total operating expenses		127,305
Operating income		780
Nonoperating Income (Expense):		
Interest and dividends		6
Interest expense on long-term incentive program		(172)
Total nonoperating expense, net		(166)
Income before income taxes		614
Income tax provision		169
Net income	$	445

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2009
(dollars in thousands)

Balance at January 1, 2009	$	0
Additions and/or reductions		0
Balance at December 31, 2009	$	0

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009
(dollars in thousands)

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2009	$ 17	$ 14,072	$ 3,780	$ 17,869
Net income	0	0	445	445
Balance at December 31, 2009	$ 17	$ 14,072	$ 4,225	$ 18,314

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009
(dollars in thousands)

Operating Activities:		
Net income	$	445
Adjustments to reconcile net income to net change in cash equivalents from operating activites:		
Depreciation		33
Benefit from deferred income taxes		(97)
Changes in assets and liabilities:		
Increase in receivable from affiliates, net		(567)
Decrease in prepaid expenses and other assets		186
Net change in cash equivalents from operating activities		0
Net change in cash equivalents		0
Cash equivalents, beginning of year		822
Cash equivalents, end of year	$	822

(The accompanying notes are an integral part of these financial statements.)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Federated Securities Corp., (the "Company") is an indirect, wholly owned subsidiary of Federated Investors, Inc. ("Federated"). The Company is registered as a broker/dealer and acts as the principal distributor of the shares of the mutual funds advised and administered by affiliated companies. The Company is also the principal shareholder servicer and program servicer agent relative to the Class B shares of Federated-sponsored mutual funds. Effective in 2009, the Company is registered as an investment advisor and provides solicitation services and, in certain cases, investment advice on behalf of affiliates of the Company to their institutional, high-net-worth and separately managed account clients. The Company does not have any investment advisory clients of its own.

(b) Basis of Presentation

The Financial Statements include the accounts of the Company. Such statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the Financial Statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the Financial Statements.

(c) Cash Equivalents

"Cash equivalents" represents an investment in a money market fund that is managed by an affiliate of the Company. This investment may be redeemed upon demand.

(d) Property and Equipment

Property and equipment are initially recorded at cost and are depreciated using the straight-line method over their estimated useful lives ranging from 4 to 10 years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or their respective lease terms. As property and equipment are taken out of service, the cost and related accumulated depreciation and amortization are removed. The write-off of any material residual net book value is reflected as a loss in "Other nonoperating expense" in the Statement of Operations.

Management reviews the remaining useful lives and carrying values of property and equipment to determine whether events and circumstances indicate that a change in the useful life or impairment in value may have occurred. Indicators of impairment monitored by management include a decrease in the market price of the asset, an accumulation of costs significantly in excess of the amount originally expected in the acquisition or development of the asset, historical and projected cash flows associated with the asset and an expectation that the asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Should there be an indication of a change in the useful life or an impairment in value, the Company compares the carrying value of the asset to the probability-weighted undiscounted cash flows expected to be generated from the underlying asset over its remaining useful life to determine whether an impairment has occurred. If the carrying value of the asset exceeds the undiscounted cash flows, the asset is written down to fair value determined based on prices of similar assets if available or discounted cash flows. Impairment adjustments are recognized in "Other nonoperating expense" in the Statement of Operations.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(e) Costs of Computer Software Developed or Obtained for Internal Use

Certain internal and external costs incurred in connection with developing or obtaining software for internal use are capitalized. These capitalized costs are included in "Property and equipment, net" on the Statement of Financial Condition and are amortized using the straight-line method over the shorter of the estimated useful life of the software or four years. These assets are subject to the impairment test used for other categories of property and equipment described in Note (1)(d).

(f) Goodwill

The Company tests goodwill for impairment at least annually or when indicators of potential impairment exist. Goodwill is evaluated at the reporting unit level. The Company has determined that it has a single reporting unit consistent with its single operating segment based on the fact that the Company's operations are managed as a single business: investment management. The Company does not have multiple operating segments or business components for which discrete financial information is prepared. The Company uses a two-step process to test for and measure impairment which begins with an estimation of the fair value. The Company estimates the fair value of its reporting unit by first considering the Company's market capitalization. If the Company's market capitalization falls to a level below its recorded book value of net assets, the Company's goodwill would be considered for impairment. Management has concluded that goodwill is not impaired as of December 31, 2009.

(g) Revenue Recognition

The Company is registered as a broker/dealer and generates the majority of its revenue by acting as the principal distributor of shares of the mutual funds advised by affiliated companies. Revenue is recognized during the period in which services are performed. The Company may waive certain fees for competitive reasons such as to maintain positive or zero net yields or to meet contractual requirements. The Company waived fees of $101.2 million for the year ended December 31, 2009, all of which was for competitive reasons. Fee waivers to maintain positive or zero net yields are partially offset by a related reduction to marketing and distribution expense (see Note (2) for additional information on the net impact of these waivers). Service fees are shown net of these waivers in the Statement of Operations.

(h) Advertising Costs

The Company generally expenses the cost of all advertising and promotional activities as incurred. Advertising expense was approximately $53,000 for the year ended December 31, 2009.

(i) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated. As part of the Federated consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, are recorded by the Company to the extent that the losses can be used to reduce consolidated tax expense. The Company computes and remits state taxes on a separate- or combined-company basis, as required, in compliance with the respective state tax law.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(i) Income Taxes, continued

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes a valuation allowance if, based on the weight of available evidence regarding future taxable income, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(j) Recent Accounting Pronouncements

i. In January 2010, the Financial Accounting Standards Board (FASB) issued an update to add new requirements for disclosures about transfers into and out of Levels 1 and 2 fair value measurements and separate enhanced disclosures for Level 3 measurements. The new requirements also clarify existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The majority of the new requirements are effective for the Company on January 1, 2010. These new rules impact disclosures only and will have no impact on the Company's financial position and results of operations.

ii. Effective September 30, 2009, Federated adopted the new FASB Accounting Standards Codification (Codification). The Codification was officially launched on July 1, 2009, and became the primary source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under the authority of Federal securities laws are also sources of authoritative GAAP for SEC registrants. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification. As the Codification is neither expected nor intended to change GAAP, the Company's adoption of the Codification did not have a material impact on its Financial Statements.

iii. Effective June 30, 2009, the Company adopted a new accounting standard regarding subsequent events. This new accounting standard is based upon the same principles that exist within the auditing standards and thus formally establishes accounting standards for disclosing those events occurring after the balance sheet date but before the financial statements are issued or available to be issued. The new accounting standard requires public entities to evaluate subsequent events through the date that financial statements are issued, while all other entities should evaluate subsequent events through the date that financial statements are available to be issued. The new accounting standard categorizes subsequent events into recognized subsequent events (or historically Type I events) and nonrecognized subsequent events (or historically Type II events). The new accounting standard also enhances disclosure requirements for subsequent events. Effective upon issuance, the adoption of the new accounting standard did not have a material impact on the Company's financial position or results of operations.

iv. On January 1, 2009, the Company adopted a new accounting standard regarding fair value measurements related to nonfinancial assets and liabilities recognized or disclosed at fair value on a nonrecurring basis. These provisions were applied to the determination of fair value for the nonfinancial assets subject to impairment during 2009. See Note (3) for additional information on the fair value determinations.

(2) CONCENTRATION RISK

(a) Revenue concentration by asset class

Approximately 63% of the Company's total revenue for 2009 was attributable to money market managed assets. A significant change in the Company's money market business or a significant reduction in money market managed assets due to regulatory changes, changes in the financial markets, significant deterioration in investor confidence, persistent declines in or prolonged periods of historically low short-term interest rates and resulting fee waivers or other circumstances, could have a material adverse effect on the Company's results of operations.

During 2009, fee waivers to maintain positive or zero net yields totaled $51.5 million and were partially offset by a related reduction in marketing and distribution expenses of $50.6 million such that the net impact to the Company was $0.9 million in reduced operating income. Management expects the fee waivers and the related reduction in marketing and distribution expense will continue in 2010 and may be material. An increase in interest rates that results in higher yields on securities purchased in money market fund portfolios would reduce the operating income impact of these waivers. Management is unable to provide a reasonable estimate of the impact of fee waivers expected for 2010 as the amount of the waivers is contingent on a number of variables including available yields on instruments held by the funds, changes in assets within the funds, actions by the Federal Reserve and the U.S. Department of the Treasury, changes in expenses of the funds, changes in the mix of customer assets, and the Company's willingness to continue the waivers.

(b) Revenue concentration by product

Approximately 58% of the Company's total revenue for 2009 was derived from services provided to three Federated-sponsored funds. A significant and prolonged decline in the assets under management in these funds could have a material adverse effect on the Company's future revenues and, to a lesser extent, net income, due to related reductions to marketing and distribution expenses associated with these funds as well as expense reimbursements from affiliated companies. See Note (5) for additional information on these expense reimbursements.

(3) FAIR VALUE MEASUREMENTS

The Company measures certain financial and nonfinancial assets and liabilities at fair value on a recurring basis using inputs that are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

The Company's "Cash equivalents" represents an investment in a money market fund. This investment was valued at $0.8 million as of December 31, 2009, which was determined under Level 1 of the fair value hierarchy as defined by GAAP because it has unadjusted quoted prices in active markets for identical instruments that the Company has the ability to access at the measurement date.

The carrying amount approximates fair value for "Accounts receivable" due to its short-term nature. "Receivable from affiliates, net" has not been settled in cash nor is it Federated management's current plan to settle this item in cash in the foreseeable future. These financial assets are classified as current on the Company's Statement of Financial Condition.

(4) PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2009:

	Estimated Useful Life	(in thousands)
Office furniture and equipment	10 years	$ 232
Computer equipment	4 years	158
Software Development	4 years	64
Leasehold improvements	Up to term of lease	1
		455
Accumulated depreciation		(434)
Property and equipment, net		$ 21

Depreciation expense was approximately $33,000 for the year ended December 31, 2009.

(5) TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated manages most cash-related activities of its domestic subsidiaries on a centralized basis. As such, certain expenses of the Company, including marketing and distribution and compensation and related benefits, are funded by another subsidiary of Federated and charged to the Company. In addition, certain affiliates of the Company incur costs on its behalf, such as occupancy and other support services. Such expenses are allocated to the Company, amounted to $6.7 million for the year ended December 31, 2009 and are recorded in "Expense reimbursement, net of charges, from affiliated companies" on the Statement of Operations.

In addition, certain operating expenses incurred in connection with the sale of shares of mutual funds are reimbursed from affiliates that provide investment advisory services to these funds. Expense reimbursements of $67.5 million were accrued and recorded in "Expense reimbursement, net of charges, from affiliated companies" in the Statement of Operations for 2009. Additionally, certain amounts associated with distribution activities of the Company, including payments and amortization of deferred sales commissions are not reflected in the Company's financial statements and have been recognized by other affiliated entities.

The Company sells to another indirect wholly owned subsidiary of Federated the rights to all distribution fees, servicing fees, and contingent deferred sales charges ("CDSCs") relating to Class B shares of Federated-sponsored funds pursuant to the terms of a transfer agreement between the Company and this affiliate. In exchange for these rights, the affiliated company advances all of the related deferred sales commissions. Commissions advanced by the affiliated company on behalf of the Company in 2009 were $6.1 million. No gain or loss was recorded by the Company as a result of these sales.

The "Receivable from affiliates, net" on the Company's Statement of Financial Condition includes intercompany receivables for fees collected by an affiliate on behalf of the Company and fees charged to affiliates for certain net operating expenses incurred by the Company on behalf of these affiliates, offset by intercompany payables related to the above mentioned transfer agreement and expenses paid by an affiliate of the Company on its behalf. There is no intention now or in the foreseeable future to settle the net intercompany receivable.

The majority of "Accounts receivable" represents amounts owed to the Company from mutual funds managed by affiliates of the Company.

(6) PROFIT SHARING/401(k) PLAN

The Company's employees participate in the Federated Investors, Inc. Employees Profit Sharing/401(k) Plan. Under this plan, employees can make salary deferral contributions at a rate of 1% to 50% of their annual compensation (as defined in the 401(k) plan), subject to Internal Revenue Code limitations. Federated makes a matching contribution in an amount equal to 100% of the first 2% that each participant defers and 50% of the next 4% of deferral contributions. Forfeitures of unvested matching contributions are used to offset future matching contributions.

Matching contributions to the 401(k) plan charged to the Company by Federated were approximately $738,000 for the year ended December 31, 2009.

Vesting in the Company's matching contributions commences once a participant in the 401(k) plan has been employed at least two years and worked at least 1,000 hours per year. Upon completion of two years of service, 20% of the Company's contribution included in a participant's account vests and 20% vests for each of the following four years if the participant works at least 1,000 hours per year. Employees are immediately vested in their 401(k) salary deferral contributions.

An employee becomes eligible to participate in the Profit Sharing Plan if employed on the last day of the year and has worked at least 500 hours for the year. The Profit Sharing Plan is a defined contribution plan to which Federated may contribute amounts as authorized by its board of directors. Federated made no contributions to the Profit Sharing Plan in 2009.

(7) INCOME TAXES

Income tax expense consisted of the following components for the year ended December 31, 2009:

(in thousands)	Current	Deferred	Total
Federal	$ 272	$ (55)	$ 217
State	(5)	(43)	(48)
Total	$ 267	$ (98)	$ 169

The Company's effective income tax rate for the year ended December 31, 2009 was 27.53%. This rate is lower than the Company's 35% federal statutory income tax rate primarily as a result of the Company's revised estimate of the deferred tax asset related to state tax net operating loss carryforwards. All tax-related balances due to or from affiliates, if any, are included in "Receivable from affiliates, net."

The Company's deferred tax assets totaled $1.9 million at December 31, 2009 and primarily related to state tax net operating loss carryforwards. During 2009, the Company decreased its valuation allowance to $1.5 million related to these losses due to management's revised estimate as to their realizability. The corresponding state tax net operating loss carry-forwards underlying the resulting net deferred tax asset will expire in 2018 ($158,000) and 2025 ($10,000). The Company's deferred tax liabilities totaled $6,000 and primarily related to capitalized software development costs.

(8) REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2009, the Company had net capital of approximately $1.1 million, which was approximately $1 million in excess of its required net capital of $25,000.

(9) COMMITMENTS AND CONTINGENCIES

During the fourth quarter 2005, Federated entered into settlement agreements with the SEC and New York State Attorney General to resolve the past mutual fund trading issues. Under the terms of the settlements, Federated paid for the benefit of fund shareholders a total of $80.0 million. In addition, Federated agreed to reduce the investment advisory fees on certain Federated funds by $4.0 million per year for the five-year period beginning January 1, 2006, based upon effective fee rates and assets under management as of September 30, 2005. Depending upon the level of assets under management in these funds during the five-year period, the actual investment advisory fee reduction could be greater or less than $4.0 million per year. For the year ended December 31, 2009, these fee reductions were approximately $3 million.

Since October 2003, Federated has been named as a defendant in twenty-three cases filed in various federal district courts and state courts involving allegations relating to market timing, late trading and excessive fees. All of the pending cases involving allegations related to market timing and late trading have been transferred to the U.S. District Court for the District of Maryland and consolidated for pre-trial proceedings. One market timing/late trading case was voluntarily dismissed by the plaintiff without prejudice.

The seven excessive fee cases were originally filed in five different federal courts and one state court. All six of the federal cases are now consolidated and pending in the U.S. District Court for the Western District of Pennsylvania. The state court case was voluntarily dismissed by the plaintiff without prejudice.

The plaintiffs in the excessive fee cases seek compensatory damages reflecting a return of all advisory fees earned by Federated in connection with the management of the Federated Kaufmann Fund since June 28, 2003, as well as attorneys' fees and expenses. The remaining lawsuits seek unquantified damages, attorneys' fees and expenses. Federated is defending this litigation. The potential impact of these lawsuits and similar suits against third parties, as well as the timing of settlements, judgments or other resolution of these matters, is uncertain. It is possible that an unfavorable determination will cause a material adverse impact on Federated's financial position, results of operations and/or liquidity in the period in which the effect becomes reasonably estimable.

Federated's Consolidated Financial Statements for the year ended December 31, 2009 reflect $10.6 million for costs associated with various legal, regulatory and compliance matters, including costs incurred on behalf of the funds, costs incurred and estimated to complete the distribution of Federated's regulatory settlement, costs related to certain other undertakings of these settlement agreements, and costs incurred and estimated to resolve certain of the above-mentioned ongoing legal proceedings. Accruals for these estimates represent management's best estimate of probable losses at this time. Actual losses may differ from these estimates, and such differences may have a material impact on Federated's consolidated results of operations, financial position or cash flows and accordingly may have a material impact on the Company's results of operations or financial position.

In addition, Federated has other claims asserted and threatened against it in the ordinary course of business. These other claims are subject to inherent uncertainties. It is possible that an unfavorable determination will cause a material adverse impact on Federated's reputation, financial position, results of operations and/or liquidity in the period in which the effect becomes reasonably estimable.

(10) SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 19, 2010, the date these financial statements were issued.

Supplemental Information

FEDERATED SECURITIES CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009
(dollars in thousands)

Computation of net capital:				
Shareholder's equity			$	18,314
Deductions and/or charges:				
Nonallowable assets	$	17,240		
Haircut on securities owned		16		17,256
Net capital			$	1,058
Aggregate indebtedness			$	0
Computation of basic net capital requirement:				
Minimum net capital required (greater of $25 or 6-2/3% of aggregate indebtedness)			$	25
Excess net capital			$	1,033
Ratio of aggregate indebtedness to net capital				0 to 1

Note: There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2009 Part IIA FOCUS filing.

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

ERNST & YOUNG

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222
Tel: +1 412 644 7800
Fax: +1 412 644 0477
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors of
Federated Securities Corp.

In planning and performing our audit of the financial statements of Federated Securities Corp. (the Broker/Dealer), as of and for the year ended December 31, 2009, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Broker/Dealer's internal control. Accordingly, we do not express an opinion on the effectiveness of the Broker/Dealer's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Broker/Dealer, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Broker/Dealer is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not

absolute assurance that assets for which the Broker/Dealer has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Broker/Dealer's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

ERNST & YOUNG

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 19, 2010